07020943

Emergis

SEC MAIL PROCESSING
RECEIVED
FEB - 6 2007
WASH. D.C.
186 SECTION

January 25, 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News release entitled "Emergis signs contract to deploy its electronic health record system across the Montréal region" dated December 22, 2006; and
- News release entitled "Emergis updates financial targets for 2007" dated December 22, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

PROCESSED

FEB 12 2007

THOMSON
FINANCIAL

Very truly yours,

JS/sll
Enclosures

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1

Emergis

>>> News release

Emergis updates financial targets for 2007

- Reflect recent contract wins and new developments in Finance

Montréal, December 22, 2006 — Emergis Inc. (TSX: EME) today announced updates to its 2007 financial targets for revenue, EBITDA and earnings per share from continuing operations. As well as adding precision to the growth targets for 2007 announced in November, they include recent contract wins and three developments related to the Company's Finance sector also announced today – the sale of Emergis' motor vehicle lien registration service, the renewal of the managed security services contract with a unit of Bell Canada, and the decision by Visa to discontinue the Visa Commerce solution in mid 2007. They also include the impact of the contract for the deployment of Emergis' Oacis EHR system across the Montréal region which was announced in a separate release issued today.

"We are continuing to execute the business strategy we developed last year – to focus on those areas of Health and Finance that offer the greatest growth opportunities, to improve our profitability and to use our cash on hand to increase the value of Emergis," said François Côté, President and Chief Executive Officer of Emergis. "The Health sector remains the key driver of our revenue growth and profitability. We also see strong growth opportunities in the Finance sector for our mortgage document processing solution as it is rolled out across Canada, and for our tax filing solution, which has shown a 26% increase in transactions so far this year."

Revenue target

Revenue in 2007 is now targeted in a range of $184 million to $191 million compared to the 2006 target level of around $172 million. Excluding the revenue contributions of the motor vehicle lien registration and Visa Commerce solutions in 2006 and 2007, 2007 revenue is targeted to grow by about 17% compared to 2006, as a result of organic growth and growth from acquisitions completed in 2006.

Compared to the revenue growth target for 2007 announced in November, the current target reflects recent contract wins, including La Capitale Insurance for drug and dental claims processing, a major Canadian bank for mortgage document processing, and the Ontario Ministry of Health and Long-term Care for the outsourcing of the drug claims processing operations of the ODB program. The new target range assumes that the Company will be able to maintain and renew contracts with existing customers, and enter into new contracts to generate its targeted revenue growth. It also includes the following other developments in the Finance sector announced today:

Motor vehicle lien registration service

Emergis today announced that it has entered into an agreement to sell its motor vehicle lien registration service to a strategic buyer for an undisclosed amount. The Company will provide transition services to the buyer until mid-2007 to facilitate the transfer of the service. Emergis' lien registration service streamlines the process of securing financing and leasing transactions for automobiles, trucks, machinery and other personal property by offering a single entry point to each provincial registrar for lien registration.

"We have come to believe that this service would not meet our growth and profitability targets," said Mark O'Connell, Executive Vice-president at Emergis, responsible for the Finance sector.

Managed security services

The Company also announced today that it has renewed its contract with Bell Canada until 2009. Under the new multi-million dollar contract, Emergis provides managed security services to Bell in support of Bell's major government clients. The Company provides a broad range of technology solutions and facilities; specially trained, security-cleared personnel; and advanced change management processes.

"The renewal of this major contract confirms the positive track record of our operations and our expertise in delivering security solutions," said Marc Filion, Executive Vice-president at Emergis, responsible for the private health sector and managed services. "More than just supporting elements of our solutions for the Health and Finance sectors, our security and other managed services are viewed by the broader corporate market as offering real value on their own."

Visa Commerce

The Company today announced that it has been informed that Visa will no longer be pursuing the business line that was served by Visa Commerce and, as a result, Visa will not extend its contract with Emergis for Visa Commerce beyond its current expiry date in June 2007. Adoption of this business-to-business electronic payment solution, which leverages the VisaNet global network, continues to be below original estimates prepared several years ago when the solution was conceived.

Oacis EHR system

In a separate release issued today, Emergis announced that its innovative electronic health record (EHR) system, Oacis, has been purchased for deployment across the Montréal region. The first phase in the new wave of deployment involves six hospitals. An EHR system allows health care professionals to rapidly and securely consult a complete record of a patient's health history. Already installed in the eight hospitals or institutes representing the McGill University Health Centre and Centre hospitalier de l'université de Montréal, the Oacis EHR system will help improve the quality of patient care in hospitals across the Montréal region. L'Agence de la santé et des services sociaux de Montréal is administering a single regional contract for the current and subsequent phases of this major, multi-million dollar project.

EBITDA and EPS targets

The Company's new EBITDA target range for 2007 is $37 million to $40 million, or 16% to 25% higher than the mid-point of the 2006 target range of $31 million to $33 million. The range represents a margin of 20% to 21% on targeted revenue. The 2007 target for EPS from continuing operations is in the range of $0.25 to $0.28 per share on a fully diluted basis. The Company continues to target EPS in 2006 to be above $0.15 per share. Using $0.15 as a base, the 2007 target range represents growth of 67% to 87%. The current EBITDA and EPS target ranges exceed the minimum year-over-year growth rates for these items that were announced in November.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and mortgage document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of December 22, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the

pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF DECEMBER 22, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

Emergis

> > > Communiqué de presse

Emergis met à jour ses objectifs financiers pour 2007

- Ils tiennent compte de contrats remportés récemment et de nouveaux développements dans le secteur des Services financiers

Montréal, le 22 décembre 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui la mise à jour de ses objectifs financiers de 2007 relatifs aux produits d'exploitation, au BAIIA et au bénéfice par action (BPA) des activités poursuivies. En plus de préciser les objectifs de croissance pour 2007 annoncés en novembre, la mise à jour tient compte des contrats remportés récemment ainsi que de trois développements liés au secteur des services financiers de la Société qui sont aussi annoncés aujourd'hui. Il s'agit de la vente du service d'enregistrement de garanties mobilières de véhicules motorisés d'Emergis, du renouvellement du contrat de services intégrés de sécurité avec une unité de Bell Canada et de la décision de Visa d'abandonner la solution Visa Commerce au milieu de 2007. Elle tient également compte de l'effet du contrat signé pour le déploiement du système Oacis DSE d'Emergis dans la région de Montréal qui a été annoncé dans un communiqué distinct aujourd'hui.

« Nous continuons à mettre en œuvre la stratégie d'affaires que nous avons élaborée l'an dernier, c'est-à-dire nous concentrer sur les secteurs de la Santé et des Services financiers qui offrent les plus grandes possibilités de croissance, améliorer notre rentabilité et utiliser l'encaisse pour augmenter la valeur d'Emergis, a indiqué François Côté, président et chef de la direction d'Emergis. Le secteur de la Santé demeure un facteur de croissance clé de nos revenus et de notre rentabilité. Nous entrevoyons également d'excellentes possibilités de croissance dans le secteur des Services financiers pour notre solution de traitement des documents hypothécaires que nous déployons actuellement partout au Canada, et pour notre solution de déclaration d'impôts, qui affiche une croissance de 26 % du nombre de transactions jusqu'à présent cette année. »

Objectifs de produits d'exploitation

Les produits d'exploitation de 2007 devraient maintenant se situer entre 184 M$ et 191 M$ comparativement au niveau ciblé de 2006 se situant autour de 172 M$. Si on exclut l'apport des produits venant des solutions d'enregistrement de garanties mobilières de véhicules motorisés et de Visa Commerce en 2006 et 2007, les produits d'exploitation de 2007 devraient croître d'environ 17 % par rapport à 2006, par suite de la croissance organique et de celle provenant des acquisitions complétées en 2006.

Comparée à la croissance prévue pour 2007 des produits d'exploitation qui a été annoncée en novembre, la cible actuelle tient compte des contrats remportés récemment, dont celui de La Capitale assurances et gestion du patrimoine inc. pour le traitement des demandes de règlement de médicaments et de soins dentaires, celui d'une importante banque canadienne

pour le traitement de documents hypothécaires et celui du ministère de la Santé et des Soins de longue durée de l'Ontario pour l'impartition des opérations de traitement de demandes de règlement couvertes par le Programme de médicaments de l'Ontario. La nouvelle fourchette de prévisions a été formulée à partir de l'hypothèse que la Société pourra maintenir et renouveler les contrats qu'elle a signés avec ses clients actuels et en signer de nouveaux pour générer la croissance de produits d'exploitation ciblée. Elle tient compte aussi des développements suivants qui sont annoncés aujourd'hui dans le secteur des Services financiers :

Service d'enregistrement de garanties mobilières de véhicules motorisés
Emergis a annoncé aujourd'hui la signature d'une entente relative à la vente de son service d'enregistrement de garanties mobilières de véhicules motorisés à un acheteur stratégique pour une somme non divulguée. La Société fournira des services de transition à l'acheteur jusqu'au milieu de 2007 pour faciliter le transfert du service. Le service d'enregistrement de garanties mobilières d'Emergis simplifie le processus d'obtention de financement et de location d'automobiles, de camions, de machinerie et d'autres biens personnels en offrant un point d'entrée unique vers chaque bureau d'enregistrement provincial pour l'enregistrement des garanties.

« Nous en sommes venus à la conclusion que ce service ne répondrait pas à nos objectifs de croissance et de rentabilité », a indiqué Mark O'Connell, vice-président exécutif chez Emergis, responsable du secteur des services financiers.

Services intégrés
La Société a aussi annoncé aujourd'hui le renouvellement de son contrat avec Bell Canada jusqu'en 2009. En vertu du contrat de plusieurs millions de dollars, Emergis fournit des services intégrés de sécurité à Bell pour soutenir ses grands clients du secteur public. La Société fournit un vaste éventail de solutions et d'installations technologiques; un personnel spécialement formé et ayant une attestation de sécurité; ainsi que des processus d'avant-garde en gestion du changement.

« Le renouvellement de ce contrat important confirme l'excellente feuille de route de notre exploitation et de notre expertise en matière de solutions de sécurité, a indiqué Marc Filion, vice-président exécutif chez Emergis, responsable du secteur privé de la santé et des Services intégrés. Bien plus que des éléments de soutien à nos solutions dans les secteurs de la Santé et des Services financiers, nos services de sécurité et les autres services intégrés sont perçus par le marché plus vaste des entreprises comme ayant une valeur réelle par eux-mêmes. »

Visa Commerce
La Société a annoncé aujourd'hui que Visa l'avait avisée qu'elle se retirait du secteur d'activités servi par Visa Commerce. Par conséquent, Visa ne prolongera pas son contrat avec Emergis relatif à Visa Commerce au-delà de la date actuelle d'expiration de juin 2007. Le taux d'adoption de cette solution de paiement électronique pour le commerce interentreprises, qui mettait à profit le réseau mondial VisaNet, continue à être sous la barre des estimations originales préparées il y a plusieurs années lorsque la solution a été conçue.

Système Oacis DSE
Dans un communiqué de presse distinct émis aujourd'hui, Emergis a annoncé que son système novateur de dossiers de santé électroniques (DSE), Oacis, a été acheté pour déploiement dans

la région de Montréal. La première phase de la nouvelle vague de déploiements comprend six hôpitaux. Un système DSE permet aux professionnels de la santé de consulter rapidement et de façon sécurisée le dossier complet des antécédents médicaux d'un patient. Déjà installé dans les huit hôpitaux et/ou instituts de Centre universitaire de santé McGill et du Centre hospitalier de l'université de Montréal, le système Oacis DSE contribuera à l'amélioration de la qualité des soins aux patients d'hôpitaux de la région de Montréal. L'Agence de la santé et des services sociaux de Montréal administre un contrat régional unique pour les phases actuelle et subséquentes de cet important projet de plusieurs millions de dollars.

Objectifs de BAIIA et de BPA

Les nouveaux objectifs de BAIIA de la Société pour 2007 se situent entre 37 M$ et 40 M$, ce qui représente une hausse de 16 % à 25 % par rapport à la médiane des objectifs de 2006 qui se situent de 31 M$ à 33 M$. Cette fourchette représente une marge de 20 % à 21 % des produits ciblés. Pour 2007, les objectifs de BPA des activités poursuivies se situent entre 0,25 $ et 0,28 $ par action sur une base diluée. Pour 2006, la Société continue à cibler un BPA au-delà de 0,15 $ par action. Utilisant la valeur de 0,15 $ comme base, la fourchette cible de 2007 représente une croissance de 67 % à 87 %. Les fourchettes actuelles d'objectifs du BAIIA et du BPA dépassent les taux de croissance minimale d'une année sur l'autre qui ont été annoncés pour ces valeurs en novembre.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt hypothécaire. Au Canada, Emergis et ses filiales fournissent des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 22 décembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à

faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans le rapport annuel de 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 22 DÉCEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856

Emergis

> > > News release

Emergis signs contract to deploy its electronic health record system across the Montréal region

Montréal, December 22, 2006 – Emergis Inc. (TSX: EME), announced today that its innovative electronic health record (EHR) system, Oacis, has been purchased for deployment across the Montréal region. The first phase in the new wave of deployment involves six hospitals. An EHR system allows health care professionals to rapidly and securely consult a complete record of a patient's health history. Already installed in the eight hospitals or institutes representing the McGill University Health Centre and Centre hospitalier de l'Université de Montréal, the Oacis EHR system will help improve the quality of patient care in hospitals across the Montréal region. L'Agence de la santé et des services sociaux de Montréal (l'Agence) is administering a single regional contract for the current and subsequent phases of this major, multi-million dollar project.

"Our top priority is the delivery of quality health care to the 1.8 million people in the Montréal region. After an evaluation of available EHR alternatives and its approval by the hospitals involved, Oacis was chosen as the best solution for both clinicians and patients, and for its ability to interoperate with other systems," said David Levine, President and Director-general of l'Agence. "The installation of this system is a key step in the creation of an integrated health network, providing clinicians with real-time access to patient information across the region. It is already providing benefits within the two Montréal university health centres, leading to enhanced quality of care, better clinical outcomes and lower overall cost."

"The Montréal-region contract is a major move forward in the execution of Emergis' EHR strategy," said François Côté, President and Chief Executive Officer of Emergis. "It is a strong endorsement of Oacis as the leading Canadian EHR system on the market today. We are very proud to be part of this major undertaking to improve overall patient care in the Montréal region."

The installation of the full suite of Oacis web-based products across the region will begin in the spring of 2007. Under the terms of the contract, Emergis will provide the professional resources required for the implementation of the system based on the needs of l'Agence. Oacis modules to be installed include: a clinical viewer, which enables clinicians to quickly access the patient's on-line record from any secure Internet connection; an order management capability to provide more informed decision-making, reduce medication errors and increase patient safety; and online clinical documentation modules to record clinical observations and create clinical notes, resulting in a significant reduction in handwritten information and the electronic transformation of clinical processes.

The hospitals included in today's announcement include: l'Hôpital Maisonneuve-Rosemont, l'Hôpital du Sacré-Coeur de Montréal, l'Hôpital Sainte-Justine, l'Institut de cardiologie de Montréal, Sir Mortimer B. Davis Jewish General Hospital and St. Mary's Hospital Centre.

The Montréal-region hospitals where Oacis is already installed include those of Centre hospitalier de l'Université de Montréal – l'Hôtel-Dieu, l'Hôpital Notre-Dame and l'Hôpital Saint-Luc, and those of the McGill University Health Centre – the Montreal Children's Hospital, Montreal General Hospital, Royal Victoria Hospital, Montreal Neurological Hospital and Montreal Chest Institute.

About Oacis

Oacis is an interoperable EHR solution that addresses all aspects of patient record-keeping to support patient management as well as clinical care. An interoperable EHR solution allows clinicians from multiple health delivery institutions to view and update an integrated patient health record, which includes demographic, diagnostic imaging, drug, laboratory, infectious disease, immunization and other relevant health information anywhere, any time. It ensures that caregivers have access to complete, accurate, and up-to-date patient records across geographic regions and within multiple health care organizations, which often have different information systems. The Oacis solution supports health care professionals with collaborative tools which permit better informed decisions, driving improvements in the quality of care and patient outcomes and improved patient safety. Already installed in hospitals in Canada, the United States and Australia, Emergis expects to expand its client base in other geographic areas.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and mortgage document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of December 22, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the

near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF DECEMBER 22, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell
450 928-6856

Emergis

>>> Communiqué de presse

Emergis signe un contrat pour le déploiement de son système de dossiers de santé électroniques dans la région de Montréal

Montréal, le 22 décembre 2006 – Emergis inc. (TSX : EME) a annoncé aujourd'hui que son système novateur de dossiers de santé électroniques (DSE), Oacis, a été acheté afin d'être déployé dans la région de Montréal. La première phase de cette nouvelle vague de déploiements comprend six hôpitaux. Un système de DSE permet aux professionnels de la santé de consulter rapidement et de façon sécurisée le dossier complet des antécédents médicaux d'un patient. Déjà installé dans les huit hôpitaux et/ou instituts du Centre universitaire de santé McGill et du Centre hospitalier de l'Université de Montréal, le système Oacis DSE contribuera à l'amélioration de la qualité des soins offerts aux patients d'hôpitaux de la région de Montréal. L'Agence de la santé et des services sociaux de Montréal (l'Agence) administre un contrat régional unique pour les phases actuelle et subséquentes de cet important projet de plusieurs millions de dollars.

« Notre priorité est d'offrir des soins de qualité aux quelque 1,8 million de citoyens de la région de Montréal. Après une évaluation des options de DSE disponibles et son acceptation par les hôpitaux visés, le système Oacis a été retenu comme la meilleure solution, tant pour les cliniciens que pour les patients, ainsi que pour ses capacités d'interopérabilité avec d'autres systèmes, a dit David Levine, président-directeur général de l'Agence. L'installation de ce système est une étape clé dans la création d'un réseau de santé intégré qui fournit aux cliniciens un accès à l'information sur les patients en temps réel et dans toute la région. Le système procure déjà des avantages à ces deux centres universitaires de Montréal, ce qui a mené à une amélioration de la qualité des soins, à de meilleurs résultats cliniques et à une baisse des coûts généraux. »

« Ce contrat pour la région de Montréal marque une étape importante dans l'exécution de la stratégie de DSE d'Emergis, a indiqué François Côté, président et chef de la direction d'Emergis. C'est une solide reconnaissance d'Oacis comme le système de DSE canadien de premier rang actuellement sur le marché. Nous sommes très fiers de prendre part à cette opération d'envergure pour améliorer l'ensemble des soins dispensés aux patients de la région de Montréal. »

L'installation dans la région de Montréal de la gamme complète de produits Oacis, accessibles par le Web, débutera au printemps 2007. En vertu des modalités du contrat, Emergis fournira les ressources professionnelles requises pour l'implantation du système selon les besoins de l'Agence. Parmi les modules d'Oacis à installer, il y a un visualiseur de données cliniques, qui permet aux cliniciens d'accéder rapidement au dossier du patient à partir d'une connexion

Internet sécurisée; une fonctionnalité de gestion des requêtes pour favoriser une prise de décision plus éclairée, réduire les erreurs de médication et augmenter la sécurité du patient; ainsi que des modules de documentation clinique en ligne pour inscrire les observations et notes cliniques, ce qui permet une réduction importante des renseignements écrits à la main et une transformation électronique des processus cliniques.

Les hôpitaux couverts par l'annonce d'aujourd'hui sont : l'Hôpital Maisonneuve-Rosemont, l'Hôpital du Sacré-Cœur de Montréal, l'Hôpital Sainte-Justine, l'Institut de cardiologie de Montréal, l'Hôpital général juif Sir Mortimer B. Davis et le Centre hospitalier de St. Mary.

Les hôpitaux de la région de Montréal où Oacis est déjà installé sont ceux du Centre hospitalier de l'Université de Montréal, soit l'Hôtel-Dieu, l'Hôpital Notre-Dame et l'Hôpital Saint-Luc, et ceux du Centre universitaire de santé McGill, c'est-à-dire l'Hôpital de Montréal pour enfants, l'Hôpital général de Montréal, l'Hôpital Royal Victoria, l'Institut et l'Hôpital neurologiques de Montréal et l'Institut thoracique de Montréal.

À propos d'Oacis

Oacis est une solution de DSE interopérable qui aborde tous les aspects de la tenue des dossiers des patients à l'appui de la prise en charge des patients et des soins cliniques. Une solution de DSE interopérable permet aux cliniques de multiples établissements de soins de santé de voir et de mettre à jour le dossier de santé d'un patient, ce qui comprend l'information démographique, la visualisation diagnostique, des renseignements sur les médicaments, les résultats de laboratoire, de l'information sur les maladies infectueuses, l'immunisation et d'autres renseignements pertinents sur la santé, partout et en tout temps. La solution donne au personnel soignant un accès aux renseignements complets, précis et à jour contenus dans les dossiers patients quelle que soit la région géographique et les multiples établissements de soins qu'il a fréquentés, et qui ont souvent des systèmes d'information hétérogènes. La solution Oacis soutient les professionnels de la santé au moyen d'outils collaboratifs qui permettent de prendre des décisions éclairées, favorisent l'amélioration de la qualité des soins et des résultats pour les patients, et qui améliorent la sécurité du patient. Le système Oacis est déjà installé dans des hôpitaux du Canada, des États-Unis et d'Australie. Emergis s'attend à étendre sa portée à d'autres régions géographiques.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents hypothécaires. Au Canada, Emergis et ses filiales fournissent des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes

et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 22 décembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans le rapport annuel de 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 22 DÉCEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856

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